December 18, 2009

VIA EDGAR

Vincent DiStefano U.S. Securities and Exchange Commission 100 Fifth Street, NE Washington, DC 20549
Re:	Causeway Capital Management Trust (File Nos. 333-67552 and 811-10467)

Dear Mr. DiStefano:

This letter responds to the comments you provided by telephone to the undersigned on November 16, 2009 relating to the registration statement filed on Form N-1A for Causeway Capital Management Trust (the “Trust”) on October 15, 2009.  The registration statement contains information about the four series of the Trust (the “Funds”).  A post-effective amendment to the Trust’s registration statement, reflecting responses to your comments and other updates, is expected to be filed on December 31, 2009.  Unless otherwise noted, defined terms have the same meaning ascribed to them in the prospectus.  For ease of reference, we have set forth below your comments, followed by responses to those comments.  Included with this letter are excerpts from the Trust’s registration statement, marked to show changes from the October 15, 2009 filing.  Unless otherwise specified, comments on the fund summaries apply to the disclosures for each series of the Trust.

Fund Summaries

1.           Comment:  In the “Shareholder Transaction Fee” table, and the redemption fee line item, please revise the parenthetical to track the form to read: “(as a percentage of amount redeemed).”  If the amount so calculated exceeds 2%, please explain.

Response:  The parenthetical in the line item has been clarified to read as requested.  The redemption fee does not exceed 2% of the amount redeemed.

2.           Comment:  In the “Annual Fund Operating Expenses” table, please move the “Shareholder Service Fees” line item into a subheading of “Other Expenses.”

Response:  The “Shareholder Service Fees” line item has been moved as a subheading under “Other Expenses,” as requested.  Since the Global Value Fund does not offer an Investor Class and does not incur Shareholder Service Fees, the line item has been removed for the Global Value Fund.

3.           Comment:  In the first footnote to the fee tables for the Funds other than the International Opportunities Fund, there is disclosure noting that “Other Expenses” reflects acquired fund fees and expenses of less than 0.01%, and the footnote explains what those acquired fund fees and expenses derive from.  Please end the sentence after “0.01%” and remove the further explanation concerning acquired fund fees and expenses.

U.S. Securities and Exchange Commission
December 18, 2009

Response:  The additional language explaining acquired fund fees and expenses has been removed, as requested.

4.           Comment:  The International Value Fund fee table has a footnote about the expense limitation in place, but it appears that no fees were waived or expenses reimbursed during the prior fiscal year.  If there were no waivers or expenses during the prior fiscal year, please remove the footnote.

Response:  As there were no waivers or reimbursements for the International Value Fund during the prior fiscal year, the footnote has been removed.  The Global Value Fund and Emerging Markets Fund had fee waivers and/or reimbursements during the prior fiscal year, and the International Opportunities Fund is expected to have fee waivers and/or reimbursements once it commences operations.  Accordingly, the footnote has been retained for those three Funds.

5.           Comment:  At the end of the section on principal investment strategies, there is a sentence cross referencing the “Fund Details” section for more information about the Fund’s investment program.  Please remove that sentence.

Response:  The sentence has been removed, as requested.

6.           Comment:  In the section describing the main risks of investing in the International Value Fund and Global Value Fund, please add risk disclosure concerning the risks of these Funds’ value investment style, and in particular a discussion that the market may never recognize the true value of stocks selected by the Investment Adviser.

Response:  Additional risk disclosure concerning the value investing style of the International Value Fund and Global Value Fund has been added to the risk section of these Funds, as requested.  In addition, additional risk disclosure has been added to the risk disclosure of the International Opportunities Fund, as it relates to its investment in the International Value Fund.

7.           Comment:  In the section describing the main risks of investing in the Funds, there is a sentence after the reference to the Funds’ indices that describes the index.  Please remove that sentence.

Response:  The sentence describing each index has been removed from the Fund summaries, as requested.  An additional section, later in the prospectus (and not in the Fund summaries) under “Fund Details – Additional Investment Information,” has been added to include information about the Funds’ indices.

8.           Comment:  Before the performance sections, there is disclosure about who the Fund may be appropriate for under a heading reading “Who Should Invest?”  Please remove the heading.  The disclosure that follows can remain.

Response:  The heading “Who Should Invest?” has been removed, as requested, and the disclosure that follows remains.

U.S. Securities and Exchange Commission
December 18, 2009

9.           Comment:  At the beginning of the performance section, there are three sentences before the bar chart.  Please revise those sentences to track the language in Item 4(b)(2)(i) and, in particular, add language that the information shows changes in the Fund’s performance from year to year and shows how the Fund’s average annual returns for certain periods compares with those of a broad measure of marker performance.  In addition, the sentence on past performance should include a reference to such performance both before and after taxes.

Response:  The lead-in to the performance tables has been revised as requested.

10.           Comment:  Before the performance bar chart there is a sentence that the table shows changes in the Institutional Class from year to year.  This sentence should be removed and replaced simply with the header: “Institutional Class.”

Response:  The sentence has been removed and replaced with the header, as requested.  The header for the Global Value Fund’s bar chart, which offers only one class of shares, has been revised to read: “Fund.”

11.           Comment:  In the performance section, under the header “Average Annual Total Returns,” please remove the first sentence.

Response:  The sentence has been removed, as requested.

12.           Comment:  The “Average Annual Returns Table” includes footnotes about the inception of the Fund and that after tax returns are shown for one class only.  The inception date should be moved into the table (under the “Since Inception” header) and the sentence on after tax returns incorporated into the lead-in to the table.  Thus, there should be no footnotes to this table.

Response:  The inception date has been added to the column heading under “Since Inception” and the after tax returns sentence incorporated into the lead-in, as requested.  There are no longer any footnotes to this performance table.

13.           Comment:  Under the section on “Purchase and Sale of Fund Shares,” there is a sentence that the minimum investment amounts may be waived.  Please remove this sentence.  Also, please add disclosure of minimum subsequent investment amounts, if any.

Response:  The “Purchase and Sale of Fund Shares” section has been revised as requested.  As there are no minimum amounts for subsequent investments, disclosure to this effect has been added.

14.           Comment:  In the section on “Financial Intermediary Compensation” please revise the header to read: “Payments to Broker-Dealers and Other Financial Intermediaries.”  Also, in the text, please revise the reference to the “Fund and/or Investment Adviser” to read the “Fund and its related companies” as required by the form.

Response:  The section has been revised as requested.

U.S. Securities and Exchange Commission
December 18, 2009

15.           Comment:  For the Global Value Fund, Emerging Markets Fund and International Opportunities Fund, which had or are expected to have expense reimbursements, please revise the line item in the fee table concerning “Net” expenses to read: “Total Annual Fund Operating Expenses After Expense Reimbursement.”

Response:  The line item in the fee table has been revised as requested.

16.           Comment:  For the Global Value Fund, Emerging Markets Fund and International Opportunities Fund, which had or are expected to have expense reimbursements, please add disclosure to the footnote regarding the expense reimbursement information about who can terminate the reimbursement, and under what circumstances.

Response:  The footnote has been revised as requested to indicate that the expense limit agreement may only be terminated earlier than its expiration date by the Fund’s Board or upon termination of the Fund’s investment advisory agreement.

17.           Comment:  In the principal investment strategy description for the Global Value Fund, the description indicates that the Fund will invest at least 40% of its total assets in companies located outside the US.  Please add reference in that sentence to the Fund investing “in a number of countries” outside the US.

Response:  The description has been revised as requested.

18.           Comment:  In the principal investment strategy description for the Emerging Markets Fund, the disclosure indicates that the Fund may also invest in forward foreign currency exchange contracts, structured instruments and “other derivatives.”  Please clarify, and list, what “other derivatives” may be used.

Response:  The list has been expanded to include reference to the other types of derivatives that the Emerging Markets Fund may invest in, although, as the disclosure notes, the Fund is under no obligation to invest in any or all of the derivatives listed.

19.           Comment:  In the principal investment strategy description for the Emerging Markets Fund, the disclosure indicates that the model used by the Investment Adviser considers factors that focus on the characteristics of individual securities.  Please indicate what these factors are.

Response:  Factors used by the Investment Adviser, such as valuation, earnings growth, and momentum, have been added to the disclosure.

20.           Comment:  In the main risk description of the Emerging Markets Fund, please add discussion of the risks from the quantitative management style, as well as derivative risk, which are described in the Fund’s principal strategies.

Response:  Additional risk disclosure concerning the Emerging Markets Fund’s quantitative investment style has been added.  In addition, a description of the risks of investing in derivatives has been added.

U.S. Securities and Exchange Commission
December 18, 2009

21.           Comment:  At the beginning of the principal investment strategies for the International Opportunities Fund, since it is a “fund of funds,” please begin the section by indicating:  “The Fund is a fund of funds that invests in underlying funds that invest …”.  The beginning of the next sentence reading “to construct the portfolio” may then be removed.

Response:  The disclosure has been revised as requested.

22.           Comment:  At the end of the principal investment strategies section for the International Opportunities Fund, there is reference to the total allocation to the Emerging Markets Fund “and other emerging markets investments.”  Please expand on what the “other emerging markets investments” may be.

Response:  The description of “other emerging markets investments” has been expanded to include reference to exchange-traded funds based on emerging markets indices.

23.           Comment:  In the International Opportunities Fund main risk disclosure, please add risk disclosure about the fund of funds structure and, in particular, that an investor may invest in the underlying funds directly, which may be less expensive than investing in the International Opportunities Fund.

Response:  Risk disclosure concerning the fund of funds structure and expenses has been added, as requested.

Other Sections of the Prospectus

24.           Comment:  There is a section in the prospectus discussing additional investment information, and it includes discussion of common stocks, money market investments and derivatives.  To the extent these are “principal” strategies, they should be moved forward into the Fund summaries.  For derivatives, please specify which Funds use which derivatives as principal strategies.

Response:  The International Value Fund, Global Value Fund and Emerging Markets Fund invest in common stocks, and this disclosure appears in the summary sections and has thus been removed from the “Additional Investment Information” section.  Money market investments are not principal strategies for any Fund, but are permitted investments, and thus remain in this section.  While each Fund may invest in derivatives, derivatives are not expected to be a principal investment strategy for the International Value Fund, Global Value Fund or International Opportunities Fund, and have not been added to those Funds’ summaries.  The Emerging Markets Fund may, but is not obligated to, use derivatives to a greater degree, and information about derivatives has been included in the Emerging Markets Fund’s principal strategies and main risks sections.  The disclosure remains in the “Additional Investment Information” section as further description of derivatives for each Fund.

25.           Comment:  Under the section “Investment Risks,” there is discussion of market and selection risk.  If this is not already in the Fund summaries, please add it to the Fund summaries.

U.S. Securities and Exchange Commission
December 18, 2009

Response:  There is reference to market and selection risks in the Fund summaries.  It is a shorter, summary, reference to the more extensive risk disclosure appearing under “Investment Risks.”

26.           Comment:  Under the “derivatives” risks discussion, please add reference to counterparty risk.

Response:  Counterparty risk had previously been labeled “credit risk” and the label and description have been revised.

27.           Comment:  In the section on related performance, please revise the heading to read:  Performance Information For The Portfolio Managers.”

Response:  The heading has been revised, as requested.

28.           Comment:  In the section on related performance, the disclosures show, and there is discussion of, gross and net performance.  Please explain the basis for this presentation.

Response:  The presentation of net and gross performance information is addressed in a letter to the Association for Investment Management and Research (pub. avail. Dec. 18, 1996) (the “AIMR letter”).  Among other things, the AIMR letter permitted an adviser to show composite account performance using both gross and net performance information (1) so long as the gross and net information were given equal prominence, (2) presented in a format designed to facilitate ease of comparison, and (3) surrounding disclosures ensured that the material presented would not be misleading.  The prospectus contains a prominent paragraph before the composite explaining what the gross and net composites illustrate.  The tables themselves present net information in the first bar or row, as applicable, giving more (or at least equal) prominence to the net information, and in all cases net and gross performance information appears directly next to each other, facilitating the ease of comparison.  Thus, the presentation conforms to the conditions set forth in the AIMR letter.

29.           Comment:  In the section on “How Fund Shares Are Priced,” the disclosure indicates that the price per Fund share will be determined after the Fund receives required identifying information “in proper form.”  Please expand or define what is required for an order to be “in proper form.”

Response:  The disclosure has been expanded to indicate that a purchase order must contain information and legal documentation necessary to process the order, including, for new accounts, required identifying information that is described in the paragraphs immediately preceding this section.

30.           Comment:  In the section on the redemption fee, please add disclosure indicating that the redemption fee is paid to the Fund.

Response:  The disclosure has been expanded, as requested.

U.S. Securities and Exchange Commission
December 18, 2009

Statement of Additional Information

31.           Comment:  The Funds’ fundamental investment policies include a concentration restriction in policy number 5.  Please expand the concentration policy to cover both any “industry” and “any group of industries.”

Response:  The Funds are not able to revise their fundamental investment policies as requested without obtaining Board and shareholder approval, which is not feasible or economical as it would require soliciting shareholders and incurring considerable expense to create proxy materials and hold a shareholder meeting.  Accordingly, the Funds are unable to change the fundamental investment policy and respectfully decline to make changes in response to the comment.

If you have any questions concerning the foregoing, please do not hesitate to contact me at 415.249.1053 or my colleague Mark Perlow at 415.249.1070.

Sincerely,

/s/  Kurt J. Decko

Kurt J. Decko